FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands

25 November 2011

Dear Ms Hunsaker

RBS Holdings N.V.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed April 5, 2011
File No. 001-14624

Thank you for your letter dated 29 August 2011 to Pieter van der Harst which we received on 1 November 2011. Our responses to your comments are set out below. All page references are to our Annual Report on Form 20-F for the fiscal year ended 31 December 2010. References to ‘the Company’ and to ‘RBS NV’ are to RBS Holdings NV; ‘the Group’ means the Company and its subsidiaries. ‘RBSG’ refers to The Royal Bank of Scotland Group plc and ‘RBS’ to The Royal Bank of Scotland plc, a fellow subsidiary company.

Form 20-F for the fiscal year ended December 31, 2010

Summary consolidated income statement for the year ended 31 December 2010, page 11
Net interest income, page 11

1.
We note your disclosure that you made a €273 million adjustment to the carrying value of your Tier 1 hybrid capital securities due to the EC Burden Sharing restrictions applied to RBS group. Please provide additional details regarding this agreement, including why it resulted in the reduction in the amortised cost basis of these securities, and discuss where the offset to this adjustment was recorded.

On 31 August 2010, the Group issued a press release on 6-K (SEC Accession No. 0000950103-10-002562). It announced the suspension of coupons on its tier 1 hybrid capital securities (commonly referred to as the US trust preferred securities) for 2 years commencing 1 April 2011. These securities are held as debt securities and carried at amortised cost. Therefore, the associated coupons are accounted for at their effective interest rate and accrued daily. The interest accrued on each security is expected to be frozen from 1 April 2011, for two years, until the suspension period ends

2011.11.25.1

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

on 31 March 2013. At this time, the accruals will be restarted and coupon payments will resume on the next normal coupon payment date of 30 June 2013.

Before 31 December 2010, RBSG did not have legal ownership of the Company and the EC Burden Sharing restrictions (which are described on page 220 and page 151 of the Group’s Annual Report for the fiscal year ended 31 December 2010 on Form 20-F) did therefore not apply. RBSG's legal ownership of RFS Holdings B.V. (RFS), the parent company of RBS NV,  increased from 38.3% to 97.7% on 31 December 2010 thereby giving RBSG majority legal ownership of RFS.  Following the RFS restructure, RBSG obtained legal control of the Group thereby binding RBS NV to the EC Burden Sharing restrictions already applied to RBSG. As a result, the Group announced the suspension of payment of coupons, between 1 April 2011 and March 2013, of these Tier 1 hybrid capital securities and it is this release of obligation that results in an adjustment to their carrying value, in accordance with paragraph AG8 of IAS 39, with a corresponding entry to the income statement (Interest payable).

Business review, page 16
Analysis of change in net interest income – volume and rate analysis, page 16

2.
We note your tables analyzing the change in net interest income between the effect due to rate changes and the effect due to volume changes. It appears that you may have inadvertently used the wrong sign when disclosing the effect due to rate differences for each of the three years ended December 31, 2010. Please clarify whether this is true, and if so, please confirm that all the numbers are appropriately calculated, and that the disclosure just contains the wrong sign for all of the numbers in the rate column.

There was no error in the signage of the Average rate. However the Net change column for 2010 over 2009 on page 16 and the Net change column 2009 over 2008 on page 17 were calculated incorrectly.  The Net change column should be the sum of the change in Average volume and the change in the Average rate. However the Net change column was inadvertently calculated as being the change in Average volume minus the change in Average rate. The tables should show the following figures:

2011.11.25.2

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2010 over 2009
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(84)	(293)	(377)
Foreign	(61)	192	131
Loans and advances to customers
Domestic	(433)	(1,366)	(1,799)
Foreign	(872)	(1,006)	(1,878)
Debt securities
Domestic	(173)	(197)	(370)
Foreign	(79)	(78)	(157)
Total interest receivable of the banking business
Domestic	(690)	(1,856)	(2,546)
Foreign	(1,012)	(892)	(1,904)
	(1,702)	(2,748)	(4,450)
Interest-bearing liabilities
Deposits by banks
Domestic	390	(18)	372
Foreign	(510)	241	(269)
Customer accounts: demand deposits
Domestic	(106)	(259)	(365)
Foreign	(3)	-	(3)
Customer accounts: savings deposits
Domestic	-	-	-
Foreign	(49)	(88)	(137)
Customer accounts: other time deposits
Domestic	(365)	(502)	(867)
Foreign	(59)	(248)	(307)
Debt securities in issue
Domestic	(323)	(558)	(881)
Foreign	(122)	(165)	(287)
Subordinated liabilities
Domestic	(34)	(102)	(136)
Foreign	5	6	11
Internal funding of trading business
Domestic	-	-	-
Foreign	157	247	404
Total interest payable of the banking business
Domestic	(438)	(1,439)	(1,877)
Foreign	(581)	(7)	(588)
	(1,019)	(1,446)	(2,465)
Movement in net interest income
Domestic	(1,128)	(3,295)	(4,423)
Foreign	(1,593)	(899)	(2,492)
	(2,721)	(4,194)	(6,915)

2011.11.25.3

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

	2009 over 2008
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(520)	258	(262)
Foreign	(464)	(247)	(711)
Loans and advances to customers
Domestic	(1,527)	(189)	(1,716)
Foreign	(3,257)	(2,495)	(5,752)
Debt securities
Domestic	(1,498)	(343)	(1,841)
Foreign	(224)	(216)	(440)
Total interest receivable of the banking business
Domestic	(3,545)	(274)	(3,819)
Foreign	(3,945)	(2,958)	(6,903)
	(7,490)	(3,232)	(10,722)
Interest-bearing liabilities
Deposits by banks
Domestic	(2,402)	(752)	(3,154)
Foreign	(1,447)	(1,101)	(2,548)
Customer accounts: demand deposits
Domestic	18	15	33
Foreign	(322)	(85)	(407)
Customer accounts: savings deposits
Domestic	(4)	1	(3)
Foreign	(22)	(45)	(67)
Customer accounts: other time deposits
Domestic	(566)	(253)	(819)
Foreign	(946)	(451)	(1,397)
Debt securities in issue
Domestic	(1,631)	(437)	(2,068)
Foreign	(893)	(577)	(1,470)
Subordinated liabilities
Domestic	(203)	(21)	(224)
Foreign	4	2	6
Internal funding of trading business
Domestic	-	-	-
Foreign	1,085	241	1,326
Total interest payable of the banking business
Domestic	(4,788)	(1,447)	(6,235)
Foreign	(2,541)	(2,016)	(4,557)
	(7,329)	(3,463)	(10,792)
Movement in net interest income
Domestic	(8,333)	(1,721)	(10,054)
Foreign	(6,486)	(4,974)	(11,460)
	(14,819)	(6,695)	(21,514)

Corrected amounts will be included in the Group’s Annual Report for the fiscal year ended 31 December 2011 on Form 20-F.

2011.11.25.4

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Balance Sheet Management
Capital, page 33

3.
We note your disclosure of the table showing your risk-weighted assets and your capital ratios for the three years ended December 31, 2010. We also note your disclosure indicating that the Group remains well capitalised and is committed to maintaining sound capital ratios. For additional transparency and context, please tell us and revise future filings to disclose the minimum levels of capital and capital ratios you must maintain in order to be considered well capitalised under your particular regulatory regime.

[Sentence redacted]
In addition, we will revise the first paragraph on page 33 under ‘Capital’:

It is the Group’s policy to maintain a strong capital base and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of De Nederlandsche Bank (DNB). The DNB uses the capital ratio as a measure of capital adequacy in the Netherlands banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the Total Capital Ratio should be not less than 8% with a Tier 1 Capital Ratio of not less than 4%.

[Paragraph redacted]

Funding and liquidity risk, page 37

4.
Please revise future filings to provide a tabular disclosure of your €25.7 billion centrally managed liquidity portfolio by source (e.g. cash, government bonds, etc.) for each period presented. Additionally, given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing the liquidity portfolio as of the balance sheet dates, please revise your future filings to also disclose the average amounts of your liquidity portfolio during the period. Finally, as part of your revised disclose, please discuss any limitations on access to the portfolio and discuss whether this portfolio is just for RBS Holdings N.V. or whether all subsidiaries of RBS plc have access to the centrally-managed facility.

2011.11.25.5

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

We will provide the following table analysing the Group’s liquidity portfolio in future filings.

Liquidity portfolio	2011 €m	2010 €m
Cash and balances at central banks
Treasury bills
Central and local government bonds
- AAA rated governments
- AA- to AA+ rated governments
- governments rated below AA
- local government

Unencumbered collateral
- AAA rated
- below AAA rated and other high quality assets

Total liquidity portfolio

We will also show average amounts and clarify that there are no restrictions over the disposition of the portfolio by RBS NV management subject to meeting liquidity requirements imposed by the DNB.

Risk Management: Credit Risk
Movement in REIL and PPL, page 58

5.
We note your roll forward illustrating movement in the risk element in lending (REIL) and potential problem loan (PPL) categories. In future filings, in order to better illustrate the credit risk management of these categories, please further breakout the “disposals, restructurings and repayments” line item to, at minimum, separately present “repayments” from the rest of the categories within the line item. In addition, please either separately present on its own line item, or disclose in a footnote to the table, the amount of disposals related to the legal separation of ABN AMRO.

In future filings, we will amend the REIL and PPL roll forward table separating out ‘repayments’ from the rest of the items within the line item ‘disposal, restructurings and repayments’. In future filings the table will be revised to show the effect of the ABN AMRO disposal in 2010 separately.

Market risk, page 64

6.
We note that your VaR model assumes a time horizon of one trading day and a confidence level of 99% which implies that trading losses should not exceed VaR more than 1 out of every 100 trading days. We also note your disclosure that you maintained a green model status throughout 2010 which indicates that you had four or less back-testing exceptions during the year. Please tell us and consider revising your future filings to quantify the actual number of days during each period that trading losses exceeded VaR. Additionally, as part of your response, please clarify if you had no back-testing exceptions during the year whether that would require further analysis and research to validate your model, given that some back-testing exceptions would appear to be normal given a 99% confidence level.

2011.11.25.6

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

The red-amber-green status disclosed in our published results is in accordance with the Group’s reporting to the DNB. We have considered disclosing the number of back-testing breaches, but we believe that our current approach strikes the appropriate balance between the provision of adequate transparency on the one hand and the protection of sensitive proprietary information related to our capital framework on the other.

[Paragraph redacted]

7.
We note your disclosure on page 66 related to VaR for your trading portfolio segregated by type of market risk exposure. Please revise future filings to discuss the rationale of diversification benefits and how they are calculated.

In the Group’s disclosure diversification is measured at the Group level. The diversification factor is calculated as the sum of the VaR on individual risk types minus the total portfolio VaR for trading and non-trading portfolios.

We will include the following note on the diversification calculation in our disclosure going forward: ‘The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.’

Accounting policies
Deferred tax, page 111

8.
We note your disclosure that business projections prepared for impairment reviews indicate that sufficient future taxable income will be available against which to offset the recognised deferred tax assets within eight years. You also state that a period of eight years is unpinned by the Group’s business projections, its history of profitable operation and the continuing strength of its core business franchise. We also note that your disclosure on page 150 that your Dutch losses expire after nine years. Please respond to the following:

•
In light of your history of recent losses, please tell us about the convincing evidence that you believe supports that sufficient taxable profit will be available, in accordance with paragraphs 35 and 36 of IAS 12, particularly in light of the fact that your analysis requires projections of income eight years into the future before all of the deferred tax assets are recognised.

•
Please discuss in more detail how your projections were prepared in light of the dramatic differences in your results of operations over the past few years due to various asset transfers to RBS plc, disposals of non-core assets (which are expected to continue in the future), and disposition of the Dutch State and Santander acquired businesses.

2011.11.25.7

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

•	Please tell us whether there are any tax planning opportunities that are available that will create taxable profit in the period in which the unused tax losses can be utilised.

The deferred tax asset reported as at 31 December 2010 of €5.4bn comprised €3.9bn relating to tax losses in the UK branch of RBS NV; €0.8bn in relation to losses on available-for-sale financial assets; and €0.7bn in respect of other timing differences.

The activities of the UK branch of RBS NV are being transferred to RBS. Under UK tax rules the associated losses transfer across to RBS and this transfer has been formally agreed with the UK fiscal authorities.  During 2011, €13bn of tax losses of the UK branch of RBS NV transferred to RBS. Payment was made by RBS to RBS NV in respect of the value of the losses transferred. The associated RBS NV deferred tax asset reduced by €3.5bn.

Although tax losses in the Netherlands can be carried forward for up to nine years, the deferred tax asset in respect of these losses of circa €5bn has been fully impaired for IFRS purposes as future profitability in the Netherlands is uncertain.

A deferred tax asset of €0.8bn has been recognised in the Netherlands in relation to losses on available-for-sale financial assets, which is expected to reverse, as the Group intends to retain these securities until such time as these unrealised losses reverse.

The remaining €0.7bn deferred tax asset represents temporary differences in respect of a variety of items in accordance with IAS 12. These remain under continuous review.

No tax planning opportunities were taken into account when considering the recoverability of the Group’s deferred tax assets.

Notes on the accounts
Note 1 – Net interest income, page 113

9.
Please clarify what the line item “internal funding of trading businesses” represents, and why it reduces consolidated interest payable. Please also tell us why the amount has decreased so substantially between 2008 and 2010.

The internal funding of the trading book comprises net banking book financial liabilities that fund financial assets in the Group’s trading portfolios. Interest payable on these financial liabilities is charged to the trading book. As a result there is a reduction in banking book interest expense reported as a reduction in the profit or loss caption Interest payable and an increase in trading book interest expense recorded within Income from trading activities. The decrease between 2008 and 2010 is due to a significant decrease in the trading book in the UK; the majority of the assets and liabilities of RBS NV migrated to RBS in the course of 2009 through novation or risk transfers as part of the transfer of a substantial part of the business activities of RBS NV to RBS. In addition to the movement in the balance sheet, the significant decrease in the interest rate over the two year period reduced the associated

2011.11.25.8

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

funding cost and the 2008 amounts were affected by significant widening of credit spreads at the height of the financial crisis.

Note 2 – Non-interest income, page 113

10.
We note your tabular disclosure here related to fees and commissions income. Based on your accounting policy disclosure on page 104 it appears that your fee and commission income is generated from your investment management fee-based businesses. In the interest of transparency and in an effort to more clearly understand how these fee-based business impacts your operating results, please revise your disclosure in future filings to clarify whether all of your fees and commissions income relates to your investment management business. If you do operate more than one fee-based business, please revise your future filings to disclose this fact and to separately quantify the fee and commission income generated from each of your fee-based businesses.

Investment management fees for 2010 amounted to €254m. We will revise future filings to include an analysis of fee and commission income along the following lines:

Fee and commission income	€m
Payment services
Credit and debit card fees
Lending (credit facilities)
Brokerage
Trade finance
Investment management
Other

11.
We note your disclosure in footnote (1) to the table on page 113 which describes the significant components of your trading income/(loss) as well as the types of products that generate such gains and losses. Given the volatility experienced from period to period from this revenue source, particularly with respect to your credit products and ‘other’ items, please revise your disclosure in future filings to describe the significant drivers of your trading income/(loss) for each major product type. For example, if a customer requests a foreign exchange swap, describe the process you take to fulfill the customer order (e.g., sell them a swap from your inventory, facilitate the transaction with a third party, take the other side of the swap transaction yourself, etc.) and how you earn a profit on the transaction (e.g., transaction fees, bid-ask spread, etc.). Also explain how funding costs are captured in your trading income/(loss). Finally, given the significance of the ‘other’ category, and the fluctuations from period to period, please consider disaggregating the category further to separate out commodities and equities so any trends in these categories can be better observed.

The Group’s trading income principally arises in GBM and we will revise future filings to enhance the discussion of GBM’s results to cover the significant drivers of the Group’s income from trading activities and how related funding costs are captured. We will also disaggregate Other into Equities and Commodities in note 2 to the financial statements.

2011.11.25.9

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Note 9 – Financial instruments – valuation, page 122

12.
We note that certain of your disclosures describing your valuation techniques are very technical and may not be easily understood by the average reader. For example, when describing your methodology for making bid-offer adjustments you use terms such as “calendar netting” and “cross strike netting,” as well as delta and vega risk. Please consider simplifying such disclosures in future filings and provide us with additional information that clarifies the technical terms used. Additionally, specifically as it relates to netting across risk buckets, you state that you will net where long and short risk in two different buckets can be closed out in a single market transaction at less cost than by way of two separate transactions. Please clarify whether you have the intention to settle the contracts in this fashion, and if not, please tell us how you concluded it was appropriate to factor the netting into the valuations.

We believe it is appropriate to factor netting into the calculation of bid-offer adjustments independent of any intention to settle on this basis based on the guidance in IAS 39 (AG72): ‘When an entity has assets and liabilities with offsetting market risks it may use mid-market prices as a basis for establishing fair value for the offsetting risk positions and apply the bid or asking price to the net open position as appropriate’.

We plan to include the following disclosures on this aspect of valuation in future filings:

Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures. The bid-offer approach is based on current market spreads and standard market bucketing of risk.

Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets. Bid-offer adjustments for each risk factor (including delta (the degree to which the price of an instrument changes in response to a change in the price of the underlying), vega (the degree to which the price of an instrument changes in response to the volatility in the price of the underlying), correlation (the degree to which prices of different instruments move together) and others) are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non-identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

2011.11.25.10

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Netting is applied on a portfolio basis to reflect the level at which the Group believes it could exit the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades.  For example, netting is applied where long and short risk in two different maturity buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (calendar netting). This reflects the fact that to close down the portfolio, the net risk can be settled rather than each long and short trade individually.

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation, eg delta and vega risk on exotic products, are included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects (taking into account how moves in one risk factor may affect other inputs rather than treating all risk factors independently) that are unlikely to be adequately reflected in a static hedge based on vanilla instruments. Where there is limited bid-offer information for a product, the pricing approach and risk management strategy are taken into account when assessing the reserve.

Fair value of financial instruments not carried at fair value, page 134

13.
We note your disclosure regarding your loans and advances to banks and customers. Your disclosure indicates that fair value is estimated by grouping loans into homogenous portfolios and applying a discount rate to the cash flows, with the discount rate based on the market rate applicable at the balance sheet date for a similar portfolio with similar maturity and credit risk characteristics. Please tell us in more detail how expected credit losses were factored into the assumption. For example please explain whether the cash flows used were reduced to the level of expected cash flows at the portfolio groupings, or whether contractual cash flows were used, and then the discount rate was applied.

[Paragraph redacted]

Note 19 – Discontinued operations and assets and liabilities of disposal groups, page 148

14.	We note your disclosure that all Dutch State and Santander acquired businesses are classified as discontinued operations. We also note your

2011.11.25.11

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

disclosure of the assets and liabilities of disposal groups. Please clarify whether the assets and liabilities related to the Dutch State and Santander acquired businesses are included in the assets and liabilities of disposal groups, and if not, why not. In this regard, we note your discussion of the balance sheet review on pages 25 and 26 where it shows very significant decreases in various asset and liability balances, and the discussion of these changes on page 26 attributes many of the reductions due to the sale of the Dutch State acquired businesses.

All Dutch State and Santander acquired businesses are classified as discontinued operations.  During 2010 the majority of these assets and liabilities were sold through the following separation activities as disclosed on page 8 of the Group’s Annual Report for the fiscal year ended 31 December 2010 on Form 20-F.  Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010. ABN AMRO Bank N.V. met the definition of a disposal group for financial reporting purposes at 31 March 2010. This was reflected in the interim results for the three months ended 31 March 2011 filed on Form 6-K in June 2010 (SEC Accession No. 0000950103-10-001750).

ABN AMRO Bank N.V. represented at that time over €200bn in assets and liabilities. As this represented a large part of the Group’s balance sheet the majority of balance sheet movements are explained by this sale during 2010. Some assets and liabilities of the Dutch State acquired businesses could not be transferred to the new ABN AMRO Bank N.V. before legal separation and therefore remain temporarily with the Group. These assets and liabilities remain as assets/liabilities of disposal groups as at 31 December 2010. Immediately before legal separation on 1 April 2010 the company made a dividend distribution to RFS of €1.5bn for the benefit of Santander. After this payment, the indirect interest of Santander decreased substantially to its share of the remaining shared assets.

Note 33 – Risk and Balance Sheet Management
Structural Foreign Exchange risk, page 171

15.
We note your disclosure that you attempt to limit the sensitivity of your Core Tier 1 ratio to the effect of changes in exchange rates to 15 basis points in a 10% rate shock scenario. Please tell us and disclose in future filings whether you were successful in meeting this target, particularly during the recent worldwide economic stresses. Please also discuss any controls or risk management actions you take when you fall outside of your target.

The target of limiting the sensitivity of the Group's Core Tier 1 Ratio to changes in exchange rates to plus or minus fifteen basis points in a 10% rate shock scenario was formally adopted by the Group in December 2010. The Group's structural foreign currency exposures are monitored on an ongoing basis and, as necessary, hedging positions are amended to ensure compliance.

We will revise this discussion in future filings to disclose whether or not we were successful in meeting this target and the ongoing monitoring of the Group’s structural foreign exchange exposures.

2011.11.25.12

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Risk elements in lending and impairments, page 177

16.
We note that you define potential problem loans (PPL) as impaired assets (i.e. loans which have defaulted) which are not included in risk element in lending, but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with the loan repayment terms. You also have a footnote indicating that PPL are loans for which an impairment event has occurred, but no impairment provision is necessary and that this category is used for advances and revolving facilities where the past due concept is not applicable. Please tell us why you would refer to these loans as “potential problem loans” given that you have already assessed them as “impaired” and “defaulted.” Please tell us whether you have any PPL where the impairment event has not yet occurred, but where you are closely monitoring the loan for a potential event to occur in the future.

Impaired loans are loans where an impairment event has taken place and against which an impairment provision is held. PPL are not impaired loans; they do not carry an impairment provision and they are not past due 90 days. They comprise fully collateralised revolving advances and revolving facilities where an impairment event has occurred but no provision is necessary. They do not include loans where an impairment event has not yet occurred.

Risk Factors
“The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings”, page 224

17.
We note your disclosure that any future reduction in the long-term or short-term credit ratings of the company would further increase your borrowing costs, require you to replace funding lost, may limit your access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. In the interest of transparency, please quantify the additional collateral that could be required to be posted in the event of further reductions in your credit ratings.

We will revise future filings:

Any future reductions in the long-term or short-term credit ratings of the Company or one of its principal subsidiaries would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. As at 31 December 2011, a one notch downgrade in the Group’s credit rating would have required the Group to post an estimated €xx.xbn of additional collateral.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

2011.11.25.13

FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Please contact Pieter van der Harst (+31 20 4642662) if you wish to discuss our response.

Yours sincerely

/s/ J.J.M. Kremers

Dr. J.J.M. Kremers
Chief Risk officer
RBS Holdings N.V.

2011.11.25.14